# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

# FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): February 14, 2022**

# McDONALD'S CORPORATION

**(Exact Name of Registrant as Specified in Charter)**

| **Delaware** | **1-5231** | **36-2361282** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**110 North Carpenter Street**
**Chicago, Illinois**
**(Address of Principal Executive Offices)**

**60607**
**(Zip Code)**

**(630) 623-3000**
**(Registrant's telephone number, including area code)**

**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | MCD | New York Stock Exchange |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

**Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

**(e) Compensatory Arrangements of Certain Officers**

On February 14, 2022, the Compensation Committee (the "Committee") of the Board of Directors of McDonald's Corporation (the "Company") approved the payout structure for the 2022 Target Incentive Plan ("TIP") awards for executives.

The target 2022 TIP awards for the Company's named executive officers, as reflected in the Company's most recent proxy statement, are as shown in the table below.

| Name | Position | Target TIP Award as a Percentage of Base Salary |
|---|---|---|
| Christopher Kempczinski | President and Chief Executive Officer | 200% |
| Kevin Ozan | Executive Vice President and Chief Financial Officer | 120% |
| Joseph Erlinger | President, McDonald's USA | 110% |
| Ian Borden | President, International | 110% |
| Heidi Capozzi | Executive Vice President and Chief People Officer | 80% |

TIP payouts will be primarily determined by the Company's 2022 performance on two key financial performance metrics: operating income and Systemwide sales (which include sales at all restaurants, whether operated by the Company or by franchisees). Each of these metrics is viewed as a critical driver of the Company's success. Operating income is a key component of the Company's strategy because it requires the Company to balance increases in revenue with financial discipline to produce strong margins and Systemwide sales is important in our franchise model because income generation is closely correlated to sales growth. We believe that Systemwide sales is also a good measure of franchisee health given our large percentage of franchised restaurants.

Each of these metrics is measured on a consolidated or business segment level basis, as applicable to each individual. For Messrs. Kempczinski and Ozan and Ms. Capozzi, the payout will be based on consolidated performance. For Mr. Erlinger, the payout will be based on a combination of the performance of McDonald's USA and consolidated performance, and for Mr. Borden, the payout will be based on a combination of the performance of McDonald's international markets and consolidated performance.

In addition to the above financial metrics, 2022 TIP payouts to the named executive officers listed above will also include metrics that measure the Company's success in certain aspects with respect to human capital. In addition to strong financial performance, the Company believes it is important to hold executives accountable for making progress in diversity, equity and inclusion.

Therefore, for 2022 TIP, executives will be measured on four quantitative metrics related to championing the Company's core values, improving diversity representation for women and underrepresented groups, and creating a strong culture of inclusion among employees. Further, in order to accelerate diversity across our global franchisee base, Messrs. Erlinger and Borden have the opportunity to receive an increased 2022 TIP payout if they increase the diversity in the franchisee pipeline to a specified level.

The primary 2022 TIP metrics will be operating income growth (42.5%), Systemwide sales growth (42.5%) and human capital metrics (15%). In addition, Messrs. Erlinger and Borden have a franchisee diversity modifier that could increase the payout of their 2022 TIP award by 15 TIP points. The maximum 2022 TIP award that any of the above individuals can earn is 200% of the target award.

For compensation purposes, performance results may be adjusted from those reported in our financial statements in order to focus our executives on the fundamentals of the Company's underlying business performance. For example, results are expressed in constant currencies to neutralize the impact of foreign currency translation.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**

(Registrant)

Date:  February 18, 2022

By:  /s/ Denise A. Horne

Denise A. Horne

Corporate Vice President, Associate General Counsel and Assistant Secretary